# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RED ROBIN GOURMET BURGERS INC, CIK 0001171759
CUSIP: 75689M101
Title of class of securities: Common Stock, $0.001 par value
Address of issuer's principal executive offices: 10000 EAST GEDDES AVENUE, SUITE 500, ENGLEWOOD, Colorado (CO), 80112
Date of event which requires filing of this statement: 02/13/2026
Amends the filing with accession number 0000921895-24-002270
Filed by CIK 0001461945
Persons authorized to receive notices and communications: JAMES C. PAPPAS, JCP INVESTMENT MANAGEMENT, LLC, 1177 West Loop South, Suite 1320, Houston, Texas (TX), 77027, 713-333-5540; CHRISTOPHER MARTIN, JUMANA CAPITAL INVESTMENTS LLC, 1717 St. James Place, Suite 335, Houston, Texas (TX), 77056, 281-915-2704; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- JCP Investment Partnership, LP (CIK 0001461946): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 776,564; sole dispositive power 0; shared dispositive power 776,564; aggregate amount beneficially owned 776,564 (4.3% of the class)
- JCP Investment Partners, LP (CIK 0001461947): type of reporting person: partnership (PN); citizenship or place of organization: Texas (TX); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 776,564; sole dispositive power 0; shared dispositive power 776,564; aggregate amount beneficially owned 776,564 (4.3% of the class)
- JCP Investment Holdings, LLC (CIK 0001461948): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: affiliate funds (AF); sole voting power 0; shared voting power 776,564; sole dispositive power 0; shared dispositive power 776,564; aggregate amount beneficially owned 776,564 (4.3% of the class)
- JCP Investment Management, LLC (CIK 0001461945): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 1,860,668; sole dispositive power 0; shared dispositive power 1,860,668; aggregate amount beneficially owned 1,860,668 (10.4% of the class)
- Pappas James C (CIK 0001462171): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 10,567; shared voting power 1,860,668; sole dispositive power 10,567; shared dispositive power 1,860,668; aggregate amount beneficially owned 1,871,235 (10.4% of the class)
- Jumana Capital Investments LLC (CIK 0002036142): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,667,906; sole dispositive power 0; shared dispositive power 1,667,906; aggregate amount beneficially owned 1,667,906 (9.3% of the class)
- Martin Christopher Ross (CIK 0002041913): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 10,567; shared voting power 1,667,906; sole dispositive power 10,567; shared dispositive power 1,667,906; aggregate amount beneficially owned 1,678,473 (9.3% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value
Name of issuer: RED ROBIN GOURMET BURGERS INC
Address of issuer's principal executive offices: 10000 EAST GEDDES AVENUE, SUITE 500, ENGLEWOOD, Colorado (CO), 80112

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by JCP Partnership and held in the JCP Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 776,564 Shares owned directly by JCP Partnership is approximately $3,687,481, including brokerage commissions. The aggregate purchase price of the 1,084,104 Shares held in the JCP Accounts is approximately $5,426,197, including brokerage commissions. Mr. Pappas has acquired 10,567 Shares upon the vesting of certain restricted stock units ("RSUs") awarded to him in his capacity as a director of the Issuer. Each RSU represents the contingent right to receive, upon vesting of the RSU, one Share.

The Shares purchased by Jumana Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 1,667,906 Shares directly owned by Jumana Capital is approximately $8,429,773, including brokerage commissions. Mr. Martin has acquired 10,567 Shares upon the vesting of certain RSUs awarded to him in his capacity as a director of the Issuer. Each RSU represents the contingent right to receive, upon vesting of the RSU, one Share.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On February 13, 2026, the Reporting Persons and the Issuer entered into an amendment (the "Amendment") to the Cooperation Agreement (as defined in Amendment No. 2 to the Schedule 13D). Pursuant to the Amendment, the Issuer agreed, among other things, to re-nominate Messrs. Pappas and Martin to stand for re-election to the Board at the Issuer's 2026 annual meeting of stockholders (the "2026 Annual Meeting"), and each of Messrs. Pappas and Martin have accepted their re-nomination. In addition, pursuant to the Amendment, following the 2026 Annual Meeting, Mr. Pappas shall be appointed as Chair of the Finance Committee of the Board and the Board shall also take reasonable steps to reduce the size of the Board to eight directors until the expiration of the Cooperation Period (as defined below).

Pursuant to the Amendment, during the Cooperation Period, the Reporting Persons may acquire beneficial ownership of, or a Net Long Position (as defined in the Cooperation Agreement) in, up to 21% of the outstanding Shares, subject to certain limited exceptions for awards or grants from the Issuer; provided, that in the event that the volume-weighted average price of the Shares is less than $4.00 per Share for a period of five consecutive trading days, Jumana (as defined in the initial Schedule 13D) shall have the right to acquire an additional 1% of the then total outstanding Shares following advance written notice to the Issuer.

Further, pursuant to the Amendment, the Reporting Persons have agreed to continue to abide by certain standstill restrictions and voting commitments, subject to certain limited exceptions, until the earlier of (i) the date that is 30 calendar days prior to the advance notice deadline set forth in the Issuer's Fifth Amended and Restated Bylaws for the stockholder nomination of non-proxy access director candidates for election to the Board at the Issuer's 2027 annual meeting of stockholders and (ii) 120 calendar days prior to the first anniversary of the 2026 Annual Meeting (such period, the "Cooperation Period").

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 17,964,459 Shares outstanding as of November 6, 2025, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2025.

As of the date hereof, JCP Partnership beneficially owned 776,564 Shares, constituting approximately 4.3% of the Shares outstanding. JCP Partners, as the general partner of JCP Partnership, may be deemed the beneficial owner of the 776,564 Shares owned by JCP Partnership, constituting approximately 4.3% of the Shares outstanding. JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the 776,564 Shares owned by JCP Partnership, constituting approximately 4.3% of the Shares outstanding.

As of the date hereof, 1,084,104 Shares were held in the JCP Accounts, constituting approximately 6.0% of the Shares outstanding. JCP Management, as the investment manager of JCP Partnership and the JCP Accounts, may be deemed the beneficial owner of the (i) 776,564 Shares owned by JCP Partnership and (ii) 1,084,104 Shares held in the JCP Accounts, constituting approximately 10.4% of the Shares outstanding.

As of the date hereof, Mr. Pappas directly beneficially owned 10,567 Shares, constituting approximately 0.1% of the Shares outstanding. Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the (i) 776,564 Shares owned by JCP Partnership and (ii) 1,084,104 Shares held in the JCP Accounts, which, together with the Shares he beneficially owns directly, constitutes an aggregate of 1,871,235 Shares, constituting approximately 10.4% of the Shares outstanding.

As of the date hereof, Jumana Capital beneficially owned 1,667,906 Shares, constituting approximately 9.3% of the Shares outstanding.

As of the date hereof, Mr. Martin directly beneficially owned 10,567 Shares, constituting approximately 0.1% of the Shares outstanding. Mr. Martin, as the Manager of Jumana Capital, may be deemed the beneficial owner of the 1,667,906 Shares owned by Jumana Capital, which, together with the Shares he beneficially owns directly, constitutes an aggregate of 1,678,473 Shares, constituting approximately 9.3% of the Shares outstanding.

Each Reporting Person may be deemed to be a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and such group may be deemed to beneficially own the 3,549,708 Shares owned in the aggregate by all of the Reporting Persons, constituting approximately 19.8% of the outstanding Shares. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

Each of JCP Partnership, JCP Partners, JCP Holdings, JCP Management and Mr. Pappas may be deemed to share the power to vote and dispose of the Shares owned by JCP Partnership.

Each of JCP Management and Mr. Pappas may be deemed to share the power to vote and dispose of the Shares held in the JCP Accounts.

Mr. Pappas has the sole power to vote and dispose of the Shares that he owns directly.

Each of Jumana Capital and Mr. Martin may be deemed to share the power to vote and dispose of the Shares directly beneficially owned by Jumana Capital.

Mr. Martin has the sole power to vote and dispose of the Shares that he owns directly.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

There have been no transactions in the securities of the Issuer by the Reporting Persons during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On February 13, 2026, the Reporting Persons and the Issuer entered into the Amendment as defined and described in Item 4 above.

Mr. Pappas has been awarded 51,946 RSUs in his capacity as a director of the Issuer, 10,567 of which have vested as of the date hereof. Mr. Pappas' remaining 41,379 RSUs vest on the later of (x) fifty weeks following May 22, 2025 and (y) the 2026 Annual Meeting.

Mr. Martin has been awarded 51,946 RSUs in his capacity as a director of the Issuer, 10,567 of which have vested as of the date hereof. Mr. Martin's remaining 41,379 RSUs vest on the later of (x) fifty weeks following May 22, 2025 and (y) the 2026 Annual Meeting.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Amendment to Cooperation Agreement, dated February 13, 2026 (incorporated by reference to Ex. 10.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on February 13, 2026).

## Signatures
- JCP Investment Partnership, LP: /s/ James C. Pappas, James C. Pappas, Managing Member of JCP Investment Management, LLC, its Investment Manager (02/18/2026)
- JCP Investment Partners, LP: /s/ James C. Pappas, James C. Pappas, Sole Member of JCP Investment Holdings, LLC, its General Partner (02/18/2026)
- JCP Investment Holdings, LLC: /s/ James C. Pappas, James C. Pappas, Sole Member (02/18/2026)
- JCP Investment Management, LLC: /s/ James C. Pappas, James C. Pappas, Managing Member (02/18/2026)
- Pappas James C: /s/ James C. Pappas, James C. Pappas (02/18/2026)
- Jumana Capital Investments LLC: /s/ Christopher Martin, Christopher Martin, Manager (02/18/2026)
- Martin Christopher Ross: /s/ Christopher Martin, Christopher Martin (02/18/2026)